SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 17, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 1Q07 results

São Paulo, May 15, 2007 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage service providers in the world based on the number of customers, announces today its results for the first quarter 2007 (1Q07). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law (BR GAAP). All comparisons in this release, unless otherwise stated, refer to the same period of 2006.

SBSP3: R$ 300.00/ thousand shares SBS US$ 37.62 (ADR=250 share) Total shares: 28,480 million Market value: R$8.5 billion Closing price: 05/15/2007

1. Net revenue grows 8.9% and EBITDA grows 3.7%

			R$ million
	1Q06	1Q07	Chg.	%
(+)Gross operating revenue	1,456.7	1,583.2	126.5	8.7
(-) COFINS and PASEP tax	112.2	118.6	6.4	5.7
(+)Net operating revenue	1,344.5	1,464.6	120.1	8.9
(-) Costs and expenses	795.8	897.3	101.5	12.8
(=)Earnings before financial expenses (EBIT*)	548.7	567.3	18.6	3.4
(+)Depreciation and amortization	146.7	154.1	7.4	5.0
(=)EBITDA**	695.4	721.4	26.0	3.7
Net income	327.9	292.9	(35.0)	(10.7)
(%) EBITDA margin	51.7	49.3

Earnings per thousand shares (R$)	11.51	10.28

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 1Q07, net operating revenue totaled R$ 1,464.6 million, an 8.9% increase in comparison to 1Q06. Costs and expenses, in the amount of R$ 897.3 million were 12.8% higher than in 1Q06. EBITDA grew from R$ 695.4 million in 1Q06 to R$ 721.4 million in 1Q07, corresponding to a 3.7% growth.

EBIT recorded a 3.4% growth, from R$ 548.7 million in 1Q06 to R$ 567.3 million in 1Q07. Net income reached R$ 292.9 million, down by 10.7% when compared to the R$ 327.9 million recorded in 1Q06.

2. Gross operating revenue growth

In 1Q07, gross operating revenue increased by R$ 126.5 million, or 8.7%, from R$ 1,456.7 million in 1Q06 to R$ 1,583.2 million in 1Q07. The main reasons for this increase were:

  The 3.2% increase in billed water and sewage volume, of which 0.8% refers to sewage treatment in the municipalities of Mogi das Cruzes, Santo André, São Caetano and Mauá, where the Company sells water to the wholesale category; and

  The 6.71% tariff readjustment as of August 2006.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 1Q06 and 1Q07.

BILLED WATER AND SEWAGE VOLUME(1) PER CUSTOMER CATEGORY - million m3

	Water			Sewage			Water + Sewage
	1Q06	1Q07%		1Q06	1Q07%		1Q06	1Q07%
Residential	333.0	339.3	1.9	259.6	267.9	3.2	592.6	607.2	2.5
Commercial	37.0	37.7	1.9	33.5	34.2	2.1	70.5	71.9	2.0
Industrial	8.7	8.7	-	8.0	8.3	3.8	16.7	17.0	1.8
Public	10.9	11.0	0.9	8.7	8.8	1.2	19.6	19.8	1.0
Total retail	389.6	396.7	1.8	309.8	319.2	3.0	699.4	715.9	2.4
Wholesale	65.1	66.7	2.5	-	6.4	-	65.1	73.1	12.3
Total	454.7	463.4	1.9	309.8	325.6	5.1	764.5	789.0	3.2

BILLED WATER AND SEWAGE VOLUME(1) PER REGION - million m3

	Water			Sewage			Water + Sewage
	1Q06	1Q07%		1Q06	1Q07%		1Q06	1Q07%
Metropolitan	256.9	262.2	2.1	208.4	215.9	3.6	465.3	478.1	2.8
Regional (2)	132.7	134.5	1.4	101.4	103.3	1.9	234.1	237.8	1.6
Total retail	389.6	396.7	1.8	309.8	319.2	3.0	699.4	715.9	2.4
Wholesale	65.1	66.7	2.5	-	6.4	-	65.1	73.1	12.3
Total	454.7	463.4	1.9	309.8	325.6	5.1	764.5	789.0	3.2

(1) Not-audited
(2) Non-metropolitan and costal regions

4. Costs, administrative and selling expenses

In 1Q07, the costs of products and services rendered and administrative and selling expenses moved up by R$ 101.5 million or 12.8% .

			R$ million
	1Q06	1Q07	Chg.	%
Payroll and benefits	277.1	300.9	23.8	8.6
Supplies	28.2	32.1	3.9	13.8
Treatment supplies	32.6	35.5	2.9	8.9
Third-party services	107.3	126.7	19.4	18.1
Electric power	105.3	118.2	12.9	12.3
General expenses	22.6	44.8	22.2	98.2
Depreciation and amortization	146.7	154.1	7.4	5.0
Credit write-offs	68.2	76.3	8.1	11.9
Tax expenses	7.8	8.7	0.9	11.5

Costs, administrative and selling
expenses	795.8	897.3	101.5	12.8

% over net revenue	59.2	61.3

4.1. Payroll and benefits

In 1Q07 payroll and benefits grew by R$ 23.8 million or 8.6%, moving up from R$ 277.1 million to R$ 300.9 million, due to the following:

  A 4.63% (IPCA – IBGE) wage adjustment as of May 2006; and

  The provision for pension plan obligations, as determined by CVM Resolution 371, with a R$ 12.8 million increase due to the following recurrent factors: adoption of a new mortality rate table and lower average term for retirement.

4.2. Supplies

In 1Q07, this figure increased by R$ 3.9 million or 13.8%, from R$ 28.2 million to R$ 32.1 million, mostly due to:

  Residential connection and water and sewage network maintenance in the amount of R$ 2.4 million; and

  Supplies used for the maintenance of Sewage Treatment Stations, in the amount of R$ 1.5 million.

4.3. Treatment supplies

The R$ 2.9 million or 8.9% increase, from R$ 32.6 million to R$ 35.5 million in 1Q07, is a result of a higher volume of treated water and sewage, and a 6.0% average price readjustment.

4.4. Third-party services

In 1Q07, third-party services grew by R$ 19.4 million or 18.1%, from R$ 107.3 million to R$ 126.7 million. The main reasons for this performance were:

  Residential connection and water and sewage network maintenance in the amount of R$ 5.9 million;

  Maintenance, license use, and hiring an IT environment to enable and ensure the Company’s operations in contingency situations, in the amount of R$ 4.8 million;

  “Projeto Verão 2007” (2007 Summer Project) advertising and disclosure campaign in the amount of R$ 1.1 million; and

  Expenses related to the water Loss Control and Fraud Combat programs, in the amount of R$ 2.0 million.

4.5. Electric power

Increased by R$ 12.9 million or 12.3%, from R$ 105.3 million to R$ 118.2 million, mainly due to:

  Growth in water (1.9%) and sewage treatment (3.7%) volumes; and

  An average electric power tariff increase of 10.4%, primarily due to the 8.5% increase in the captive market price, which represents 82.9% of electric power expenses.

4.6. General expenses

In 1Q07, general expenses moved up by R$ 22.2 million or 98.2%, from R$ 22.6 million to R$ 44.8 million, chiefly due to the:

  Provision for contingencies mostly related to labor matters, in the amount of R$ 12.8 million; and

  Reversion of provisions for losses in the amount of R$ 9.4 million in March 2006, non-recurring in 2007.

4.7. Depreciation and amortization

Depreciation and amortization grew by R$ 7.4 million or 5.0%, from R$ 146.7 million to R$ 154.1 million, due to the transfer of works in place to permanent operating in 1Q07.

4.8. Credit write-offs

Recorded an R$ 8.1 million or 11.9% increase over 1Q06 due to the:

  9% tariff increase; and

  Higher provisioning volume for amounts above R$ 30 thousand, generating a 2.6% variation in customers classified as Rol Comum (customer category that are charged by bill).

5. Financial expenses and revenues

In 1Q07 financial expenses dropped by R$ 21.6 million, or 13.0%, as follows:

			R$ million
	1Q06	1Q07	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	138.4	118.2	(20.2)	(14.6)
Interest and charges on international loans and financing	22.0	18.2	(3.8)	(17.3)
Other financial expenses	9.2	6.6	(2.6)	(28.3)
Provision	19.6	25.5	5.9	30.1
Total financial expenses	189.2	168.5	(20.7)	(10.9)
Financial revenues	22.5	23.4	0.9	4.0
Financial expenses net of revenues	166.7	145.1	(21.6)	(13.0)

The highlights regarding domestic financing are:

  The R$ 20.2 million drop in the provision for interest over domestic financing, mainly due to the:

✓	prepayment of the 1st series of the 5th debenture issuance in April 2006;

✓	amortization of the 4th debenture issuance carried out in 2006 and settled in December 2006;

✓	payment of the principal amount of the agreement with Banco do Brasil which impacted the interest calculation; and

✓	decrease in the CDI that contributed to the decrease in the interest calculation over the 6th , 7th and 8th debenture issuance.

The settlement of the 1st series of the 5th debenture issuance with proceeds from the FIDC in March 2006 pushed the interest rate down from 1.1% p.a. to 0.70% p.a.

The highlight regarding international financing is the R$ 3.3 million drop due to the prepayment of part of the 2008 Eurobonds in November 2006. The new funding – 2016 Eurobonds – reduced interest rate from 12% p.a. to 7.5% p.a..

Regarding other financial expenses, we highlight the R$ 3.0 million drop, resulting mostly from the decrease in the Long-Term Interest Rate (TJLP) on interest applied on the PAES (tax special installment program).

In 1Q07, there was a R$ 5.9 million increase regarding the provision for monetary restatement of new lawsuits

6. Passive and active monetary variation

The R$ 41.4 million net effect of monetary variation was due to:

6.1. Passive monetary variation

  The increase in the IGPM Index in 1Q07 (from 0.7% in 1Q06 to 1.11% in 1Q07), generating a R$ 3.5 million monetary variation over the debentures;

  Lower monetary variation of financing resulting from the amortization carried out over the year on the Banco do Brasil financing in the amount of R$ 1.8 million; and

  Lower appreciation of the Brazilian Real in 1Q07 (3.9%) and of the currency basket, in comparison to the appreciation of the Brazilian Real in 1Q06 (7.2%), as well as the lower US dollar exposure, generating a R$ 42.4 million variation.

				R$ million
	1Q06	1Q07	Chg.	%
Monetary variation over loans and financing	20.1	21.8	1.7	8.5
Currency exchange variation over loans and financing	(89.3)	(46.9)	42.4	(47.5)
Other monetary variation	0.6	0.8	0.2	33.3
Passive monetary variation	(68.6)	(24.3)	44.3	(64.6)

6.2. Active monetary variation

The R$ 2.9 million, or 39.2%, increase, from R$ 7.4 million to R$ 10.3 million, was mainly due to the higher number of replanished agreements for customers classified as Rol Comum.

7. Operating indicators

Operating indicators*	Mar/06	Mar/07%
Water connections (1)	6,527	6,650	1.9
Sewage connections (1)	4,918	5,036	2.4
Population directly served - water (2)	22.6	22.8	0.9
Population directly served - sewage (2)	18.3	18.6	1.6
Number of employees	17,364	16,966	(2.3)
Operational productivity (3)	659	689	4.6

(1) In thousand units at the end of the period
(2) In million inhabitants at the end of the period, not including wholesale
(3) Number of water and sewage connections per employee
* Not-audited

8. Loans and financing

								R$ million
INSTITUTION	2007	2008	2009	2010	2011	2012	2013 em diante	Total

Domestic
Banco do Brasil	164.3	235.9	256.8	279.5	304.2	331.1	455.4	2,027.2
Caixa Econômica Federal	38.4	54.6	58.0	62.3	67.5	73.0	168.0	521.8
Debentures	231.8	-	755.3	301.8	363.8	-	-	1,652.7
FIDC - SABESP I	41.6	55.6	55.6	55.5	13.9	-	-	222.2
BNDES	23.7	31.6	31.6	31.6	31.6	25.7	2.2	178.0
Others	2.2	5.8	6.2	5.7	5.2	-	-	25.1
Interest and charges	103.9	9.4	8.4	8.4	2.1	-	-	132.2
Domestic total	605.9	392.9	1,171.9	744.8	788.3	429.8	625.6	4,759.2
International
World Bank	4.6	-	-	-	-	-	-	4.6
IDB	84.2	70.7	70.7	70.7	70.7	70.7	462.4	900.1
Eurobonds	-	201.0	-	-	-	-	287.1	488.1
JBIC	-	-	-	-	0.3	0.8	12.9	14.0
Interest and charges	28.5	-	-	-	-	-	-	28.5
International total	117.3	271.7	70.7	70.7	71.0	71.5	762.4	1,435.3
Total	723.2	664.6	1,242.6	815.5	859.3	501.3	1,388.0	6,194.5

9. Conference calls

In Portuguese May 17, 2007 9:00 AM (EST) / 10:00 AM (Brasília time) Dial in: 55 11 4688-6301 Conference ID: Sabesp Replay – available between 05/17 and 05/25 Dial in: 55 11 4688-6225 Replay ID: 121	In English
May 17, 2007
12:00 NOON (EST) / 1:00 PM (Brasília time)
Dial in: +1 973 935-8893
Conference ID: 8789301

Replay – available between 05/17 and 05/24
Dial in: +1 973 341-3080
Replay ID: 8789301

Live Internet broadcast at www.sabesp.com.br

For more information, please contact our Investor Relations Department:

Mario Sampaio
Phone.(5511) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone.(5511) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)		R$ thousand
	1Q07	1Q06%
Gross Revenue from Sales and Services	1,583,224	1,456,757	8.7
Water Supply - Retail	821,077	760,485	8.0
Water Supply - Wholesale	69,674	64,135	8.6
Sewage Collection and Treatment	665,405	609,116	9.2
Sewage Collection and Treatment - Wholesale	1,260	-	-
Other Services	25,808	23,021	12.1

Taxes on Sales and Services - COFINS and PASEP	(118,617)	(112,163)	5.8

Net Revenue from Sales and Services	1,464,607	1,344,594	8.9

Costs of Sales and Services	(653,801)	(594,256)	10.0

Gross Profit	810,806	750,338	8.1

Selling Expenses	(150,468)	(137,923)	9.1
Administrative Expenses	(93,095)	(63,757)	46.0

Operating Income before Financial Expenses and	567,243	548,658	3.4
Foreing Exchange gain (loss), net

Financial Income and Expenses, net	(157,143)	(180,015)	(12.7)
Foreing Exchange gain (loss), net	46,698	89,271	(47.7)

Operating Income	456,798	457,914	(0.2)

Non-Operating Expenses (Income)

Non-Operating Income	1,331	2,929	(54.6)
Non-Operating Expense	(2,343)	(2,326)	0.7

Income (loss) before Taxes on Income	455,786	458,517	(0.6)

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(181,077)	(116,324)	55.7
Deferred Income Tax/Social Contribution	18,171	(5,497)	(430.6)

Income (loss) before Extraordinary Item	292,880	336,696	(13.0)

Extraordinary item, net of income taxes and social contribution	-	(8,780)	-

Net Income (loss)	292,880	327,916	(10.7)

Registered common shares (thousand of shares)	28,479,577	28,479,577	-
Earnings (loss) per thousand shares in R$	10.28	11.51	(10.7)

Depreciation and Amortization	(154,109)	(146,714)	5.0
EBITDA	721,352	695,372	3.7
% over net revenue	49.3%	51.7%

Balance Sheet

Brazilian Corporate Law		R$ thousand
ASSETS	03/31/2007	12/31/2006
Cash and Cash Equivalents	453,731	328,206
Accounts Receivable, net	1,231,301	1,205,047
Accounts Receivable from Shareholders	355,762	367,864
Inventory	41,917	48,889
Taxes and contributions	33,772	31,582
Other Receivables	34,079	24,124
Deferred income tax and social contribution	16,147	7,078

Total Current Assets	2,166,709	2,012,790

Accounts Receivable, net	299,898	296,562
Accounts Receivable from Shareholders	864,031	863,467
Indemnities Receivable	148,794	148,794
Judicial Deposits	35,352	33,835
Taxes and contributions	350,281	342,654
Other Receivables	53,811	52,238
Investments	720	720
Permanent Assets	13,844,404	13,837,498
Intangible Assets	491,821	495,118
Deferred Assets	7,703	10,035

Total Permanent Assets	16,096,815	16,080,921

Total Assets	18,263,524	18,093,711

LIABILITIES	03/31/2007	12/31/2006
Suppliers and Constructors	89,844	144,167
Loans and Financing	817,414	852,475
Salaries and Payroll Charges	148,108	177,705
Taxes and contributions payable	198,464	105,552
Taxes and contributions	73,670	76,359
Interest on Own Capital Payable	511,517	511,519
Provivion for Judicial Pendencies	28,966	2,294
Services Payable	115,837	152,953
Other Payables	69,051	78,912

Total Current Liabilities	2,052,871	2,101,936

Loans and Financing	5,377,108	5,474,254
Taxes and contributions payable	222,670	230,440
Deferred Taxes and Contributions	148,284	146,901
Provision for Contingencies	666,593	655,258
Pension Fund Obligations	331,975	321,212
Other Payables	52,185	51,470

Long Term Liabilities	6,798,815	6,879,535

Capital Stock	3,403,688	3,403,688
Capital Reserves	113,408	106,690
Revaluation Reserves	2,405,656	2,427,499
Profit Reserves	3,174,363	3,174,363
Accrued income	314,723	-

Shareholder's Equity	9,411,838	9,112,240

Total Liabilities and Shareholder's Equity	18,263,524	18,093,711

Cash Flow

Brazilian Corporate Law		R$ thousand
Description	Jan-Mar/07	Jan-Mar/06
Cash flow from operating activities
Net income for the period	292,880	327,916
Adjustments for reconciliation of net income
Deferred income tax and social contribution	(18,002)	3,227
Provisions for contingencies	47,299	15,437
Liabilities related to pension plans	14,595	14,991
Loss in the wirte-off of property, plant and equipment	1,960	1,365
Deferred asset write-offs	801	-
Gain with the sale of property	-	(1,007)
Depreciation and Amortization	154,109	146,714
Interest calculated on loans and financing payable	138,038	162,529
Foreign exchange loss on loans and financing	(25,022)	(69,279)
Passive monetary exchange variation and interest	3,305	5,289
Active monetary exchange variation and interest	(4,416)	(4,879)
Provisions for bad debt	76,303	68,222

Adjusted Net Income	681,850	670,525

(Increase) decrease in assets
Clients	(76,001)	(200,304)
Accounts receivable from shareholders	38,884	122,181
Inventories	6,972	5,337
Recoverable Taxes	(2,190)	(2,894)
Other accounts receivable	(9,955)	(10,285)
Change in long term assets
Clients	(29,716)	(33,907)
Accounts receivable from shareholders	(23,543)	(22,917)
Judicial deposits	(1,973)	(9,698)
Other accounts receivable	(1,136)	(14,314)

	(98,658)	(166,801)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	(102,502)	(55,043)
Salaries and payroll charges	(29,597)	24,816
Taxes and contributions	81,837	(634)
Services payable	(37,116)	(26,524)
Other accounts payable	(9,861)	(72,457)
Pension plan	(3,832)	(3,724)
Provision for contingencies	(8,836)	(2,707)
Other accounts payable - long term	715	74,975

	(109,192)	(61,298)

Net cash from operating activities	474,000	442,426

Cash flow from investing activities
Acquisition of property, plant and equipment	(104,135)	(106,268)
Increase in intangible assets	(1,786)	(4,748)
Sale of property, plant and equipment	-	2,188
Increase in Deferred Assets	-	(27)

Net cash used in investing activities	(105,921)	(108,855)

Cash flow from financing activities
Loans and Financing - long term
Funding	32,812	291,263
Payments	(275,364)	(251,481)

Interest on own capital payment	(2)	(9,386)
Net cash used in financing activities	(242,554)	30,396

Net increase (decrease) in cash equivalents	125,525	363,967

Cash and cash equivalents at the beginning of the period	328,206	280,173
Cash and cash equivalents at the end of the period	453,731	644,140

Change in Cash	125,525	363,967

Additional information on cash flow:
Interest and taxes over loans and financing	120,089	140,160
Capitalization of interest and financial charges	(2,671)	(13,113)
Payable income tax and social contribution	87,744	120,641
Property, plant and equip. received as donations and/or paid in stocks	6,718	13,922
COFINS and PASEP taxes payable	114,461	75,221

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 17, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.